SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          ---------------------------


                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (Amendment No. 8)


                            BVR SYSTEMS (1998) LTD.
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                               (Name of Issuer)


                 Ordinary Shares, Par Value NIS 1.0 Per Share
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                        (Title of Class of Securities)


                                  M20512 10 5
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                                (CUSIP Number)


                              Shlomo Heller, Adv.
                             Koor Industries Ltd.
                     Telrad Building, 14 Hamelacha Street
                     Park Afek, Rosh Ha'ayin, Israel 48091
                         Phone Number: 972-3-900-8420
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               November 24, 2003
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            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M20512 10 5                     13D               Page 2 of 5 Pages


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      1      NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             KOOR INDUSTRIES LTD.
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                      (b) |_|
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      3      SEC USE ONLY

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      4      SOURCE OF FUNDS
             N/A

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      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      |_|

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      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             ISRAEL
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        NUMBER OF               7       SOLE VOTING POWER
         SHARES
       BENEFICIALLY                       - 0 -
        OWNED BY                -----------------------------------------------
         EACH                   8       SHARED VOTING POWER
       REPORTING
        PERSON                          5,188,358 Ordinary Shares
         WITH
                                -----------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        - 0 -

                                -----------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,188,358 Ordinary Shares

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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,188,358 Ordinary Shares
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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                           |_|

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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             48%

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     14      TYPE OF REPORTING PERSON
             CO

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



CUSIP No. M20512 10 5                  13D                   Page 3 of 5 Pages

-------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             ELISRA ELECTRONIC SYSTEMS LTD.

-------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |X|
                                                                   (b) |_|

-------------------------------------------------------------------------------
      3      SEC USE ONLY

-------------------------------------------------------------------------------
      4      SOURCE OF FUNDS
             N/A

-------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      |_|

-------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             ISRAEL

-------------------------------------------------------------------------------
         NUMBER OF                7       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                       - 0 -
         OWNED BY                 ---------------------------------------------
           EACH                   8       SHARED VOTING POWER
         REPORTING
          PERSON                          5,188,358 Ordinary Shares
           WITH                   ---------------------------------------------
                                  9       SOLE DISPOSITIVE POWER

                                          - 0 -
                                  ---------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          5,188,358 Ordinary Shares
-------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,188,358 Ordinary Shares

-------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                    |_|

-------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             55%
-------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
             CO

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



         This statement amends and supplements the Schedule 13D (the "Schedule 13D") relating to the beneficial ownership of Ordinary Shares, par value NIS
1.0 per share ("Ordinary Shares"), of BVR Systems (1998) Ltd., a company organized under the laws of the State of Israel (the "Issuer"), originally filed on May 13, 1999, with the Securities and Exchange Commission by Koor Industries Ltd., a company organized under the laws of the State of Israel ("Koor"), and is being filed by and on behalf of Elisra Electronic Systems Ltd., a company organized under the laws of the State of Israel and a 70%-owned subsidiary of Koor ("Elisra" and together with Koor, the "Koor Group").

Item 5.  Interest in Securities of the Issuer.

         (a) (i) Koor is the indirect beneficial owner of 5,188,358 Ordinary Shares or approximately 48% of the outstanding Ordinary Shares, based on 12,159,701 outstanding Ordinary Shares. The Warrant Agreement, dated June 25, 2000, between Elisra and the Issuer, pursuant to which Elisra was entitled to purchase up to 1,500,000 Ordinary Shares, expired unexercised on June 25, 2003 (see Amendment No. 3 to the Schedule 13D).

             (ii) Elisra is the direct beneficial owner of 5,188,358
Ordinary Shares or approximately 48% of the outstanding Ordinary Shares, based on 12,159,701 outstanding Ordinary Shares. The Warrant Agreement, dated June 25, 2000, between Elisra and the Issuer, pursuant to which Elisra was entitled to purchase up to 1,500,000 Ordinary Shares, expired unexercised on June 25, 2003 (see Amendment No. 3 to the Schedule 13D).

         (b) (i) Koor has shared voting and dispositive power with respect to the 5,188,358 Ordinary Shares beneficially owned by it.

             (ii) Elisra has shared voting and dispositive power with respect to the 5,188,358 Ordinary Shares beneficially owned by it.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On November 21, 2003, Chun Holdings Ltd., a corporation controlled by Aviv Tzidon, Aeronautics Defense Systems Ltd. and ITS Technologies Pte. Ltd. ("Chun"), filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the "Schedule TO") in respect of its offer to purchase all of the outstanding Ordinary Shares for $0.18 per share in cash (the "Offer"). On November 24, 2003, the Board of Directors of Elisra approved the acceptance of the Offer by Elisra in accordance with the terms set forth in the Offer to Purchase dated November 21, 2003 filed by Chun as an exhibit to the Schedule TO, subject to, among other things, the Offer expiring on December 23, 2003. The Koor Group intends to tender its Ordinary Shares in the Offer.

         The Koor Group has been involved in negotiations with Chun in connection with the Offer and Mr. Yuval Yanai, the Chief Financial Officer of Koor and the Chairman of the Board of Directors of the Issuer, and Mr. Ran Maidan, the Chief Financial Officer of Elisra and a member of the Board of Directors of the Issuer, convened a meeting of the Board of Directors of the Issuer at which the appointment of Aviv Tzidon as Chairman of the Board of Directors of the Issuer was approved.

         In addition, the voting agreement, dated July 19, 2000, by and among Elisra, Clal Industries and Investment Ltd., Clal Industries and Technologies
(1997) Ltd., Koonras Technologies Ltd., Hapoalim Electronic Communication Ltd. and Yaron Sheinman, a director of the Issuer, which granted Elisra the right to nominate the majority of the members of the Board of Directors of the Issuer, was cancelled by all parties thereto, effective as of November 18, 2003. (See Amendment No. 4 to the Schedule 13D for a summary of the terms of this voting agreement, a copy of which is filed as Exhibit 1 thereto).

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 2, 2003


                                           KOOR INDUSTRIES LTD.


                                           By: /s/ Shlomo Heller
                                               ----------------------------
                                               Name:  Shlomo Heller
                                               Title: General Counsel of Koor
                                                      Industries Ltd.


                                           ELISRA ELECTRONIC SYSTEMS LTD.


                                           By: /s/ Shlomo Heller
                                               ----------------------------
                                               Name:  Shlomo Heller
                                               Title: Attorney-in-Fact